UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company

(Translation of registrant’s name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EMBRAER RELEASES SECOND QUARTER 2009 RESULTS IN US GAAP

The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document as of and for the quarters ended June 30, 2008, March 31, 2009 and June 30, 2009, are derived from the unaudited financial statements, except where otherwise stated. In order to better understand the Company’s operating performance, additional information is also presented at the end of this release, in accordance with Brazilian Corporate Law (“Brazilian GAAP”).

BOVESPA: EMBR3 NYSE:ERJ www.embraer.br	São José dos Campos, July 30, 2009 – Embraer (BM&F BOVESPA S.A: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets with up to 120 seats, recorded net sales of US$1,456.6 million in the second quarter 2009 (2Q09), and net income of US$67.8 million, equivalent to diluted earnings per ADS of US$0.3750.

Investor Relations Carlos Eduardo Camargo Caio Pinez Juliana Villannho Paulo Ferreira Tel: +55 (12) 3927 4404

In 2Q09, Embraer delivered 56 jets to the commercial aviation, executive aviation and defense segments, compared to 52 jet deliveries in the second quarter of 2008 (2Q08). The Company’s firm order backlog on June 30, 2009, remained stable compared to the previous quarter, totaling US$19.8 billion. The backlog of the EMBRAER 170/190 family accumulated a total of 882 firm orders and 794 options, with 328 aircraft to be delivered.

Despite a higher number of deliveries, net revenues for 2Q09 totaled US$1,456.6 million, or a 10.9% decrease from the US$1,635.0 million in net revenues of 2Q08, basically due to a different product mix in 2Q09, also including 15 Phenom 100 jet deliveries.

The gross margin for 2Q09 totaled 23.1%, or an increase over the 21.9% gross margin of 2Q08, mainly due to productivity gains achieved through the P3E program, widely commented on by the Company.

Income from operations totaled US$174.6 million in 2Q09 or 54.2% more than US$113.2 million recorded for the same period last year. The increase is due to the higher gross margin in the quarter, and also to decreased operating expenses, both attributable to productivity gains and a strong control over the Company’s cost structure. The operating margin was 12.0% in 2Q09, or an increase over the 6.9% operating margin for 2Q08.

After US$63.4 million in income tax expense, Embraer’s net income was US$67.8 million in 2Q09, compared to a net income of US$134.4 million in 2Q08. The net margin was 4.7% in 2Q09, compared to 8.2% in 2Q08.

SECOND QUARTER 2009 IN PERSPECTIVE

EMBRAER LAUNCHES KC-390 MILITARY TRANSPORT JET PROGRAM

In a ceremony held during the seventh edition of the Latin America Aero and Defence (LAAD) trade fair, which took place in April, at Riocentro, in the city of Rio de Janeiro, Embraer signed a contract with the Brazilian Air Force (FAB) for the KC-390 military transport aircraft program.

EMBRAER TO MODERNIZE BRAZILIAN NAVY AF-1 AND AF-1A JETS

Also at LAAD, Embraer signed a contract to modernize 12 Brazilian Navy jets – nine AF-1s (single-seat) and three AF-1As (two-seat). This is the first large-scale program between the Company and the Navy, and its sole objective is to technologically upgrade the 12 aircraft.

EMBRAER CONFIRMS SEVEN E-JET OPTIONS FOR KLM CITYHOPPER

Embraer and KLM Cityhopper, KLM’s regional subsidiary, signed a contract for another seven EMBRAER 190 jets, confirming the options in the original contract, announced in August 2007. The Dutch airline still has 11 options to buy Embraer jets. The initial deliveries of this new order should take place during the first semester of 2010.

EMBRAER SELLS THE THIRD E-JET TO JAPAN’S FUJI DREAM AIRLINES

Embraer announced the sale of a third E-Jet – an EMBRAER 175 – to Japan’s Fuji Dream Airlines, a company of the Suzuyo Group. The original contract, signed in November 2007 with the Suzuyo Group, covered a firm order for two EMBRAER 170s and purchase rights for another aircraft of the same model. That contract was amended, opening the way for Fuji Dream to order the EMBRAER 175. This transaction is already included in Embraer’s first quarter firm order backlog.

EMBRAER BEGINS DELIVERY OF THE LINEAGE 1000

Embraer delivered the first Lineage 1000 executive jet in early May. The aircraft ordered by HE Aamer Abdul Jalil Al Fahim, of Abu Dhabi, United Arab Emirates, was exhibited at EBACE 2009, May 12 - 14.

EMBRAER FILED FORM 20-F ANNUAL REPORT FOR THE FISCAL YEAR ENDED 2008

Embraer announced that it filed with the U.S. Securities and Exchange Commission (SEC) its Form 20-F annual report for the fiscal year ended 2008. The report is available on the SEC’s website, at http://www.sec.gov, and on Embraer’s Investor Relations website, at http://www.embraer.com.br/ri/english/content/home. Shareholders and the holders of Embraer’s American Depositary Shares can obtain copies of Embraer’s Annual Report 20-F, free of charge, by making a request within a reasonable period of time to Embraer’s Investor Relations Department.

EMBRAER’S PHENOM 100 EXECUTIVE JET CERTIFIED BY EASA

Embraer’s Phenom 100 entry level executive jet was certified at the end of April, by the European Aviation Safety Agency (EASA), for day and night operations – Visual Flight Rules (VFR) and Instrument Flight Rules (IFR), Reduced Vertical Separation Minimum (RVSM), and flight into known icing conditions. The aircraft was also certified by the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC) and by the Federal Aviation Administration (FAA), last December.

EMBRAER DELIVERS 1,100th ERJ 145 FAMILY AND THE 100th SUPER TUCANO AIRCRAFT

Embraer delivered the 1,100th jet of the ERJ 145 family at the end of May. The airplane is a Legacy 600 executive jet, a model which has reached over 160 deliveries to 25 countries, since entering service in 2002. That same week, Embraer also delivered the 100th Super Tucano aircraft. The airplane was received by the Brazilian Air Force (Força Aérea Brasileira – FAB), which has ordered 99 of the 169 units sold of this advanced training and light attack turboprop.

INCOME STATEMENT HIGHLIGHTS

The following table presents selected financial information from Embraer’s consolidated statement of income for the three months ended June 30, 2008 and 2009 (2Q08 and 2Q09) and for the three months ended March 31,2009 (1Q09).

Statement of Income (USGAAP) In US$ million, except % and earnings per ADS	1Q09 (1)	2Q08 (1)	2Q09 (1)
Net Sales	1,154.1	1,635.0	1,456.6
Gross Profit	209.6	358.1	336.5
Gross Margin	18.2%	21.9%	23.1%
Selling, general administrative, other expenses	(102.7)	(165.3)	(121.6)
Research and development	(46.3)	(89.9)	(48.1)
Other operating income (expenses), net	(33.3)	10.3	7.8
Income from operations	27.3	113.2	174.6
Operating margin	2.4%	6.9%	12.0%
Net financial income (expenses)	(2.0)	64.5	8.9
Foreign exchange gain (loss), net	(3.2)	(32.3)	(49.8)
Income before income taxes	22.1	145.4	133.7
Income tax benefit (expense)	(45.4)	(9.0)	(63.4)
Consolidated income (loss), net (2)	(23.3)	136.4	70.3
Noncontrolling interest	(0.1)	(2.0)	(2.5)
Net income (loss) (3)	(23.4)	134.4	67.8
Net income margin	-2.0%	8.2%	4.7%
Earnings (losses) per ADS - basic and diluted	(0.1289)	0.7378	0.3750

(1)	Derived from unaudited financial information

(2)	Includes net income attributable to minority interests. According to FAS 160

(3)	Attributable to Embraer only (excluding net income attributable to minority interests). According to FAS 160

DELIVERIES AND NET SALES BY SEGMENT

A total of 56 jets were delivered during 2Q09, including 35 jets to the commercial aviation segment, 19 jets to the executive aviation segment, including 13 Phenom 100 jets, and two aircraft to the defense segment. As a result of the product mix delivered, net sales came to US$1,456.6 million in 2Q09, or 10.9% less the same period in 2008.

The following table sets forth deliveries per segment for the indicated periods.

Deliveries by Segment	1Q09	2Q08	2Q09
Commercial Aviation	32	43	35
ERJ 145	1	2	2
EMBRAER 170	5	1	7
EMBRAER 175	3	14	3
EMBRAER 190	17	21	16
EMBRAER 195	6	5	7
Defense	—	—	2
Phenom 100	—	—	2
Executive Aviation	8	9	19
Phenom 100	6	—	13
Legacy 600	2	9	5
Lineage 1000	—	—	1
Total	40	52	56

In 2Q09 net revenues for the commercial aviation segment came to US$972.2 million, or 66.7% of total revenues for the period, compared to US$1,131.6 million and 69.2%, respectively, in 2Q08.

As a result of the lower number of Legacy 600 jets delivered (five in 2Q09 compared to nine in 2Q08), 13 Phenom 100 jets and one Lineage 1000, net revenues for the executive aviation segment came to US$208.0 million in 2Q09, or 8.6% less than the US$227.6 million in 2Q08.

Net revenues for the defense segment in 2Q09 totaled US$100.9 million, compared to US$104.1 million in 2Q08. Net revenues for the aviation services segment were also stable (US$151.3 million in 2Q09, compared to US$153.8 million in 2Q08).

Net sales by segment	1Q09 (1)		2Q08 (1)		2Q09 (1)
	US$M	%	US$M	%	US$M	%
Commercial Aviation	870.4	75.4	1,131.6	69.2	972.2	66.7
Defense	67.8	5.9	104.1	6.4	100.9	6.9
Executive Aviation	70.2	6.1	227.6	13.9	208.0	14.3
Aviation Services	128.1	11.1	153.8	9.4	151.3	10.4
Others	17.6	1.5	17.9	1.1	24.2	1.7

Total	1,154.1	100.0	1,635.0	100.0	1,456.6	100.0

(1)	Derived from unaudited financial information.

OPERATING EXPENSES & INCOME FROM OPERATIONS

During 2Q09, operating expenses totaled US$161.9 million, down 33.9% when compared to US$244.9 million in 2Q08. The decrease is mainly due to the strict control of expenses and manpower, productivity gains achieved with the progress of the P3E process optimization plan, and the 25.2% increase in the average exchange rate (R$/US$) in the period.

Selling expenses totaled US$74.2 million in 2Q09, a significant 30.1% drop from US$106.2 million in 2Q08, due to the decrease in variable selling expenses and the productivity gains achieved during the period by the implementation of the P3E Program.

R&D expenses totaled US$48.0 million in 2Q09, compared to US$89.9 million in 2Q08. This decrease is due to the agreement reached with some of the Company’s risk-sharing partners regarding the revenue booking of their cash contribution for the development of the new executive jets programs.

General and administrative expenses also showed a 19.8% decrease to US$47.4 million in 2Q09 compared to US$59.1 million in 2Q08. This decrease is due to adjustments in cost structure, the productivity gains achieved in the period, and the appreciation of the U.S. dollar against the Real.

Other net operating expenses showed stability in the comparison between quarters, totaling an income of US$7.8 million in 2Q09 compared to US$10.3 million in 2Q08.

As a result of the foregoing, the Company’s operating income came to US$174.6 million in 2Q09, with an operating margin of 12.0%, compared to US$113.2 million and 6.9%, respectively, in 2Q08.

NET INCOME

Net financial income totaled US$8.9 million in 2Q09, compared to net financial income of US$64.5 million for 2Q08.

Foreign exchange gain/loss reflects exchange variations of monetary assets and liabilities stated in other currencies which are translated into U.S. dollars at the end of each period. The Company recorded a foreign exchange loss of US$49.8 million in 2Q09, compared to a loss of US$32.3 million in 2Q08.

Embraer recorded an income tax expense of US$ 63.4 million, mostly accounted for as deferred income tax in 2Q09, compared to an income tax expense of US$ 9.0 million, in 2Q08. Income tax expense calculation is based on Brazilian tax regulations.

Net income was US$67.8 million in 2Q09, or a 4.7% net margin, compared to Embraer’s net income of US$134.4 million and a 8.2% net margin in 2Q08.

BALANCE SHEET HIGHLIGHTS

On June 30, 2009, Embraer’s cash and cash equivalents and temporary cash investments totaled US$1,869.5 million. On the same date, short- and long-term loans (excluding non-recourse and recourse debt) totaled US$1,817.2 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$52.3 million at the end of 2Q09.

Balance Sheet Data (USGAAP) (in US$ million)	(1) 1Q09	(1) 2Q08	(1) 2Q09
Cash and cash equivalents	605.6	1,241.8	688.9
Temporary cash investments	1,076.5	921.1	1,180.6
Trade accounts receivable	430.2	401.1	469.8
Customer and commercial financing	551.6	416.5	545.4
Inventories	3,064.4	2,837.7	2,874.6
Property, plant and equipment	748.8	651.9	748.0
Trade accounts payable	1,203.0	1,145.7	892.3
Loans	1,560.1	1,638.7	1,817.2
Shareholders’ equity**	2,252.0	2,211.1	2,329.3
Net cash *	122.0	524.2	52.3

*	Net cash = Cash and cash equivalents + Temporary cash investments – Loans

**	According to FAS160

(1)	Derived from unaudited financial information.

Cash and cash equivalents and temporary cash investments

Embraer’s cash and cash equivalents and temporary cash investments on June 30, 2009, totaled US$1,869.5 million, compared to US$1,682.1 million on March 31, 2009. Of the total balance in cash and cash equivalents and temporary cash investments on June 30, 2009, 45.6% was stated in Reals and the remaining 54.4% comprised investments primarily stated in U.S. dollars. The investment strategy adopted by the Company is to maintain sufficient cash to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are denominated in Reals.

Trade accounts receivable and customer and commercial financing

Trade accounts receivable and customer commercial financing totaled US$1,015.2 million in 2Q09, representing a 3.4% increase over the US$981.8 million in 1Q09.

Inventories

During 2Q09, inventories decreased to US$2,874.6 million, compared to US$3,064.4 million in 1Q09. This decrease is a result of the negotiation program with Embraer’s supply chain to adjust the acquisition of parts and equipment to the new levels of aircraft demand and production, and the higher number of deliveries in the quarter.

Short-Term and Long-Term Loans

On June 30, 2009, Embraer’s total debt was US$1,817.2 million, compared to US$1,560.1 million on March 31, 2009. Of the total debt recorded on that date, 40.4% is stated in Reals and indexed to the Brazilian Long-term interest rate, TJLP, at a weighted average interest rate of 7.99% per annum, below 1Q09 levels of 8.06% per annum. The remaining 59.6% is stated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 1.8% per annum, also below 1Q09 levels of Libor + 3.08% per annum. The decrease of Embraer’s cost of capital is the result of the Company’s cash management policy.

Embraer’s total debt/LTM adjusted EBITDA ratio increased to 2.77x, on June 30, 2009 from 2.65x, on March 31, 2009. The Company’s total debt/capitalization ratio increased to 0.44x, on June 30, 2009 from 0.41x on March 31, 2009. LTM adjusted EBITDA was US$656.7 million in 2Q09.

Interest coverage as measured by LTM adjusted EBITDA/Interest expense (gross) also increased to 6.56x on June 30, 2009, from 5.87x, on March 31, 2009.

Certain Financial Ratios	1Q09	2Q08	2Q09
Total debt to Adjusted EBITDA (1)	2.65	2.94	2.77
Net debt to Adjusted EBITDA (2)	(0.21)	(0.94)	(0.08)
Total debt to capitalization (3)	0.41	0.43	0.44
Adjusted EBITDA to interest expense (gross) (4)	5.87	4.57	6.56
Adjusted EBITDA (5)	589.7	557.0	656.7

(1)	Total debt represents short and long-term loans and financing.

(2)	Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-term loans and financing.

(3)	Total capitalization represents short and long-term loans and financing, plus shareholders’ equity.

(4)	Interest expense (gross) includes only interest and commissions on loans.

(5)	The table at the end of this release sets forth the reconciliation of net income to adjusted EBITDA, calculated on the basis of financial information prepared with U.S. GAAP data, for the indicated periods.

CAPITAL EXPENDITURES

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$18.3 million during 2Q09, compared to US$70.3 million in 2Q08.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer reported its 2Q09 financial statements in Brazil in accordance with the accounting practices adopted in Brazil (Brazilian GAAP), which, under Brazilian law, are the basis for calculating the distribution of dividends and interest on shareholders’ equity, income tax and social contribution. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in Reals (R$).

•	Net sales during 2Q09 totaled R$3,019.3 million.

•	Gross profit totaled R$665.8 million, with a gross margin of 22.1% in 2Q09.

•	Income from operations for 2Q09 was R$400.4 million, with an operating margin of 13.3%.

•	During 2Q09, income before taxes totaled R$309.8 million, representing 10.3% of net sales.

•	Net income for 2Q09 was R$466.9 million, with a net margin of 15.5%.

BACKLOG & DELIVERY FORECAST

Embraer delivered 56 jets in 2Q09, or four more than the 52 deliveries in 2Q08.

On June 30, 2009, Embraer presented the following firm order backlog:

Aircraft Type	Firm Order	Options	Deliveries	Firm Order Backlog
ERJ 135	108	—	108	—
ERJ 140	74	—	74	—
ERJ 145	708	25	696	12
EMBRAER 170	193	91	160	33
EMBRAER 175	135	173	120	15
EMBRAER 190	443	454	234	209
EMBRAER 195	111	76	40	71

TOTAL	1,772	819	1,432	340

On June 30, 2009, Embraer’s firm order backlog, including the commercial aviation, the executive aviation and the defense segments totaled US$19.8 billion. The following chart illustrates the evolution of Embraer’s firm order backlog.

Firm Order Backlog (US$ Billion)

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$16.56 on June 30, 2009, representing an increase of 24.8% during the second quarter of 2009.

The Company’s common shares traded on the Bolsa de Valores de São Paulo (BM&F BOVESPA S.A) closed at R$8.15, on June 30, 2009, representing a 4.9% increase for the second quarter of 2009.

The average daily ADS trading volume during 2Q09 was US$17 million and 969.4 thousand shares.

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q09 Results in US GAAP on July 31, 2009, as described below:

(US GAAP)

10:00 (SP)

09:00 (NY)

Telephones:

+1 800 860 2442 (North America)

+1 412 858 4600 (International)

+55 11 4688 6341 (Brazil)

Code: Embraer

Replay Number:

+55 11 4688 6312

Code: 630

The conference call will also be broadcast live over the web at www.embraer.com

The information contained on our website, including information that may be accessed through the website, does not form part of, and is not incorporated by reference in, this notice.

For additional information please contact:

Investor Relations

(+55 12) 3927-4404

investor.relations@embraer.com.br

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

ASSETS

	As of March 31, 2009 (1)	As of June 30, 2009 (1)

CURRENT ASSETS
Cash and cash equivalents	605,628	688,850
Temporary cash investments	1,076,505	1,180,612
Trade accounts receivable, net	424,689	464,679
Collateralized accounts receivable	11,538	11,438
Customer and commercial financing	14,063	12,832
Inventories	3,056,771	2,867,215
Deferred income taxes	105,376	96,005
Other current assets	237,926	199,840

Total current assets	5,532,496	5,521,471

NON-CURRENT ASSETS
Trade accounts receivable, net	5,519	5,099
Collateralized accounts receivable	467,935	467,255
Customer and commercial financing	537,493	532,521
Inventories	7,677	7,394
Property, plant and equipment, net	748,809	747,991
Goodwill	14,497	14,497
Investments	62,175	63,848
Deferred income taxes	188,015	234,495
Other noncurrent assets	762,354	799,070

Total non-current assets	2,794,474	2,872,170

TOTAL ASSETS	8,326,970	8,393,641

(1)	Derived from unaudited financial information.

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of March 31, 2009 (1)	As of June 30, 2009 (1)
CURRENT LIABILITIES
Loans and financing	419,306	891,664
Capital lease obligation	5,835	5,956
Non-recourse and recourse debt	137,150	137,086
Trade accounts payable	1,202,997	892,290
Advances from customers	1,184,005	1,160,217
Other payables and accrued liabilities	412,198	413,002
Taxes and payroll charges payable	36,445	39,292
Accrued taxes on income	12,410	14,715
Deferred income taxes	4,079	6,610
Contingencies	10,802	12,554
Accrued dividends	859	1,017

Total current liabilities	3,426,086	3,574,403

NON-CURRENT LIABILITIES
Loans and financing	1,140,843	925,541
Capital lease obligation	13,943	15,235
Non-recourse and recourse debt	366,631	365,384
Advances from customers	384,530	328,461
Contribution from suppliers	83,626	65,173
Taxes and payroll charges payable	353,499	438,634
Other payables and accrued liabilities	172,545	178,148
Deferred income taxes	100,004	132,656
Contingencies	33,311	40,717

Total non-current liabilities	2,648,932	2,489,949

Total parent company shareholder’s equity	2,183,642	2,256,103
Non controlling interest	68,310	73,186

SHAREHOLDERS’ EQUITY*	2,251,952	2,329,289

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,326,970	8,393,641

(1)	Derived from unaudited financial information.

*	According to FAS 160

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S. dollars except per share data

	(1) Three Months Ended		(1) Six Months Ended
	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009
Gross sales
Domestic market	57,795	271,567	99,508	314,514
Foreign market	1,601,724	1,196,357	2,946,054	2,320,221
Sales deductions	(24,544)	(11,275)	(74,674)	(24,015)

Net sales	1,634,975	1,456,649	2,970,888	2,610,720

Cost of sales and services	(1,276,910)	(1,120,107)	(2,340,806)	(2,064,583)

Gross profit	358,065	336,542	630,082	546,137

Operating expenses
Selling expenses	(106,193)	(74,177)	(199,491)	(139,983)
Research and development	(89,841)	(48,051)	(165,984)	(94,362)
General and administrative	(59,148)	(47,384)	(111,941)	(84,360)
Other operating income (expenses), net	10,292	7,732	9,236	(25,524)

Income from operations	113,175	174,662	161,902	201,908

Interest (expense) income, net	64,493	8,857	84,597	6,879
Foreign exchange gain (loss), net	(32,327)	(49,809)	(36,470)	(52,993)

Income before income taxes	145,341	133,710	210,029	155,794

Income tax benefits (expense)	(9,047)	(63,366)	12,211	(108,736)

Income (losses) before equity	136,294	70,344	222,240	47,058

Equity in earnings of affiliates	30	—	186	—

Consolidated Income (net) (2)	136,324	70,344	222,426	47,058

Noncontrolling interest	(1,951)	(2,500)	(3,097)	(2,607)

Net Income (3)	134,373	67,844	219,329	44,451

Earnings (losses) per share
Basic and Diluted Common	0.1844	0.0937	0.3011	0.0614

Weighted average shares (thousands of shares)
Basic and Diluted Common	728,538	723,665	728,538	723,665

Earnings (losses) per share - ADS basic and diluted(US$)	0.7378	0.3750	1.2042	0.2457

(1)	Derived from unaudited financial information

(2)	Includes net income attributable to minority interests. According to FAS 160

(3)	Attributable to Embraer only( excluding net income attributable to minority interests). According to FAS 160

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

	Tree months ended on		Six months ended on
	June 30, 2008 (1)	June 30, 2009 (1)	June 30, 2008 (1)	June 30, 2009 (1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (losses)	136.324	70.344	222.426	47.058
Adjustments to reconcile net income to cash from operating activities:
Depreciation	15.904	21.468	32.014	41.153
Provision for losses, property plant and equipment	(365)	(21)	(731)	(39)
Allowance for doubtful accounts	158	1.626	31	2.566
Allowance (reversal) for inventory obsolescence	5.481	2.468	(1.428)	11.230
Gain (loss) on property, plant and equipment disposals	(158)	502	371	1.638
Accrued interest	4.835	6.938	1.226	9.211
Foreign exchange gain (loss), net	32.327	23.408	36.470	22.201
Deferred income taxes	411	(1.926)	(36.636)	36.700
Equity in earnings (losses) of affiliates	(30)	—	(186)	—
Unrealized/realized losses (gains) on trading securities, net	—	(7.920)	—	(7.920)
Other	(1.049)	—	(2.001)	2

Changes in assets and liabilities:	(115.182)	(170.292)	13.996	(450.977)

Net cash provided by (used in) operating activities	78.656	(53.405)	265.552	(287.177)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	1.467	62	1.617	182
Court-mandated escrow deposits, net of withdrawals	(18.436)	(41)	(22.545)	(263)
Additions to property, plant and equipment	(70.286)	(18.306)	(115.601)	(49.193)
Restricted cash	(2.529)	—	(2.758)	—
Purchase and sales of temporary cash investments, net	35.093	(97.860)	242.800	(357.697)
Others	36	—	679	—

Net cash provided by (used in) investing activities	(54.655)	(116.145)	104.192	(406.971)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	405.171	303.164	576.854	478.365
Repayment of borrowings	(430.212)	(171.365)	(769.645)	(618.008)
Payments of capital lease obligations	(2.311)	(1.238)	(2.879)	(2.668)
Dividends and/or Interest on capital paid	(107.452)	(7)	(152.676)	(7)
Acquisition of own shares for treasury	17	—	(182.958)	—

Net cash provided by (used in) financing activities	(134.787)	130.554	(531.304)	(142.318)

Effect of exchange rate changes on cash and cash equivalents	84.106	122.217	96.007	133.946

Increase (decrease) in cash and cash equivalents	(26.680)	83.221	(65.553)	(702.520)

Cash and cash equivalents, at beginning of year	1.268.493	605.628	1.307.366	1.391.370

Cash and cash equivalents, at end of period	1.241.813	688.849	1.241.813	688.850

(1)	Derived from unaudited financial information

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under US GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. The Company also believes that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under US GAAP. Other companies in the industry may calculate adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation LTM	1Q09 (1)	2Q08 (1)	2Q09 (1)
Net Income(Loss) Attributable to Embraer	280.4	615.1	213.9
Minority interest	6.6	13.6	7.2
Income tax benefit (expense)	107.7	(4.8)	162.0
Interest income (expense), net	193.5	(192.2)	249.1
Foreign Exchange gain (loss), net	(72.6)	57.7	(55.1)
Depreciation and amortization	74.1	67.6	79.6
Adjusted EBITDA	589.7	557.0	656.7

(1)	Derived from unaudited quarterly financial information.

LTM : Last Twelve Months

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&F BOVESPA S.A: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2009, Embraer had a workforce of 17,237 employees – not counting the employees of its subsidiaries OGMA and HEAI – and its firm order backlog totaled US$ 19.8 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance. They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations. The actual results can, therefore, differ substantially from those previously published as Company expectations. Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur. The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

	By:	/s/ Luiz Carlos Siqueira Aguiar
Dated: July 30, 2009	Name:	Luiz Carlos Siqueira Aguiar
	Title:	Chief Financial Officer